Exhibit 1

Braskem S.A. Announces Cash Tender Offer for

Any and All of its Outstanding 12.50% Notes due 2008

São Paulo, Brazil August 29, 2006 – Braskem S.A. (the “Company”), the leading petrochemical company in Latin America, based on average annual production capacity in 2005, announced today the commencement of a cash tender offer (the “Offer”) for any and all of its outstanding U.S.$275,000,000 principal amount of 12.50% Notes due 2008 (the “Notes”). The Offer is being made upon the terms and subject to the conditions set forth in the Company’s Offer to Purchase, dated August 29, 2006 (the “Offer to Purchase” and, together with the related Letter of Transmittal, the “Offer Documents”). ABN AMRO Bank N.V., London Branch and Citigroup Global Markets Inc. are the dealer managers for the Offer (the “Dealer Managers”).

The Offer will expire at 5:00 p.m., New York City time, on Wednesday, September 27, 2006, unless extended or earlier terminated by the Company (such date, as the same may be extended or earlier terminated, the “Expiration Date”). No tenders will be valid if submitted after 5:00 p.m., New York City time, on the Expiration Date. Registered holders of the Notes (“Holders”) who validly tender and do not properly withdraw their Notes prior to 5:00 p.m., New York City time, on Monday, September 18, 2006, unless extended or earlier terminated by the Company (such date, as the same may be extended or earlier terminated, the “Early Tender Date”) will be eligible to receive the Total Consideration, subject to the terms and conditions of the Offer. Holders who validly tender and do not properly withdraw their Notes after 5:00 p.m., New York City time, on the Early Tender Date and prior to 5:00 p.m., New York City time, on the Expiration Date will be eligible to receive only the Tender Offer Consideration and will not be eligible to receive the Early Tender Premium, subject to the terms and conditions of the Offer. In addition to the Total Consideration or Tender Offer Consideration, as applicable, Holders whose Notes are purchased will also receive accrued and unpaid interest from the last interest payment date preceding the Offer to, but not including, the Settlement Date, payable on the Settlement Date.

The total consideration (the “Total Consideration”) offered for each U.S.$1,000 principal amount of Notes validly tendered and not properly withdrawn pursuant to the Offer Documents will be the price (calculated as described in Schedule A to the Offer to Purchase) equal to (1) the sum of (a) the present value on the Settlement Date (as defined below) of U.S.$1,000, plus (b) the present value of the interest that would be payable on, or accrue from, the last interest payment date preceding the Offer until November 5, 2008 (the “Maturity Date”), in each case determined on the basis of a yield to the Maturity Date equal to the sum of (i) the bid-side yield (the “Reference Yield”) on the 3 1/8% U.S. Treasury note due October 15, 2008 (the “Reference Security”) calculated as described below, plus (ii) 45 basis points (such price being rounded to the nearest cent), minus (2) accrued and unpaid interest from the last interest payment date preceding the Offer to, but not including, the Settlement Date. The Total Consideration includes an early tender premium of U.S.$20 for each U.S.$1,000 principal amount of Notes validly tendered and not properly withdrawn prior to or on the Early Tender Date (the “Early Tender Premium”). The Total Consideration minus the Early Tender Premium is referred to as the “Tender Offer Consideration.” In addition to the Total Consideration or Tender Offer Consideration, as applicable, Holders whose Notes are purchased will also receive accrued and unpaid interest from the last interest payment date preceding the Offer to, but not including, the Settlement Date, payable on the Settlement Date.

The Reference Yield will be calculated by the Dealer Managers in accordance with standard market practice, as of 2:00 p.m., New York City time, on the second business day immediately preceding the Expiration Date as the same may be extended by the Company (the “Price Determination Date”), using the bid-side price of the Reference Security as reported by Bloomberg Government Pricing Monitor on “Page PX5” (the “Bloomberg Page”) or, if any relevant price is not available on a timely basis on the Bloomberg Page or is manifestly erroneous, such other recognized quotation source as the Dealer Managers shall select in their sole discretion. The Company will publicly announce the pricing information referred to above by press release to the Dow Jones News Service as soon as practicable after 2:00 p.m., New York City time, on the Price Determination Date, but in any event at or before 9:00 a.m., New York City time, on the next business day after the Price Determination Date.

The “Settlement Date” is expected to be on the third business day after the Expiration Date or promptly thereafter, unless the Offer is extended by the Company. No tenders will be valid if submitted after 5:00 p.m., New York City time, on the Expiration Date.

The Offer is made upon the terms and subject to the conditions set forth in the Offer Documents and is subject to certain conditions, including, among others, the receipt by the Company of proceeds from the issuance by the Company of debt securities sufficient to fund the Offer at least one business day prior to the Settlement Date of the Offer. These conditions may be waived by the Company in its sole discretion. Further details about the terms and conditions of the Offer are set forth in the Offer to Purchase.

This press release is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell the Notes. The Offer is only being made pursuant to the Offer Documents. The Offer is not being made to holders of Notes in any jurisdiction in which the making or acceptance thereof would not be in compliance with the laws of such jurisdiction. The Offer is not being made to any holders of Notes in Italy. In the United Kingdom, France and Belgium, the Offer is being made only to specified eligible holders of Notes, as set forth in the Offer to Purchase. Restrictions on the Offer may also apply in other jurisdictions. If any jurisdiction requires that the Offer or the distribution of the Offer Documents be made by a licensed broker or dealer and the Dealer Managers or any affiliate of the Dealer Managers is a licensed broker or dealer in that jurisdiction, the Offer shall be deemed to be made by the Dealer Managers or such affiliate on behalf of the Company in such jurisdiction.

Any questions or requests for assistance or additional copies of documents may be directed to the Information Agent, D.F. King & Co., Inc., toll free at (800) 290-6431(banks and brokers call collect at (212) 269-5550).

About Braskem

The Company, a world-class Brazilian petrochemical company, is the leader in the thermoplastic resins segment in Latin American, and is the second largest Brazilian-owned private industrial company. The company operates 14 manufacturing plants located throughout Brazil, and it has an annual production capacity of 6.0 million tons of petrochemical and chemical products.

FORWARD-LOOKING STATEMENTS

This press release contains statements that are forward-looking within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. Forward-looking statements are only predictions and are not guarantees of future performance. Investors are cautioned that any such forward-looking statements are and will be, as the case may be, subject to many risks, uncertainties and factors relating to the Company that may cause the actual results to be materially different from any future results expressed or implied in such forward-looking statements.

Factors that could cause actual results to differ materially from these forward-looking statements include, but are not limited to, the risks and uncertainties set forth from time to time in the Company’s reports filed with the U.S. Securities and Exchange Commission. Although the Company believes that the expectations and assumptions reflected in the forward-looking statements are reasonable based on information currently available to the Company’s management, the Company cannot guarantee future results or events. The Company expressly disclaims a duty to update any of the forward-looking statements.

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